Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

OVERCOMING EXTRAORDINARY CHALLENGES, RANDGOLD DELIVERS RECORD 2012 RESULTS

Cape Town, 4 February 2013 - Randgold Resources achieved record production and profit levels in 2012 while dealing with a range of challenges associated with the expansion of its flagship Loulo-Gounkoto complex in Mali, the fast-track development of the giant Kibali project in the Democratic Republic of Congo, operational problems at the Tongon mine in Côte d’Ivoire and the general turmoil in Mali.

Results for the fourth quarter and the full year, published today, show profit for the year up 16% at US$511 million and production up 14% at 794 844 ounces of gold. Quarter on quarter, profit increased by 18% and production by 5%. Cash and gold on hand at the year end amounted to US$403 million despite capital expenditure of US$563 million, mainly on the Kibali project. The board has proposed a 25% increase in the annual dividend to 50 US cents for shareholder approval at the annual general meeting.

Loulo exceeded its production target for the year, delivering 503 224 ounces on the back of the accelerated development of its Yalea and Gara underground mines and a ramp-up in plant throughput following the successful commissioning of a third mill. The Morila joint venture also beat its forecast with annual production of 202 513 ounces. A pit pushback project has been approved subject to certain conditions, with mining due to start in Q2 this year. This is expected to extend the life of the operation.

Tongon’s production slipped from 250 390 ounces in 2011 to 210 615 ounces, mainly as a result of frequent outages in the grid power supply, which caused disruptive plant stoppages and process upsets as well as lower than planned recoveries. This situation was exacerbated by a fire in the milling circuits. The plant was restored to full production by the end of January and the power and recovery problems are being addressed.

Kibali’s two ball mills were installed on their foundations ahead of schedule in January this year and open pit mining has produced the first ore for the feed stockpiles. Development has started on both underground declines and the parallel development of the vertical shaft is also underway. The resettlement programme has been accelerated and all the villages in the critical area of the mine site have now been moved. With the construction, mining and social programmes all progressing well, the project remains on track to deliver first gold in the fourth quarter of this year. In the meantime, Randgold has expanded its footprint in the DRC through a joint venture with Kilo Goldmines which gives it access to a further 2 000km² of prospective greenstone belt in the Congo Craton.

“It’s been a particularly eventful year but the team once again rose to the challenges. Not only did we achieve very creditable results for 2012 but we start 2013 in good shape and with a renewed focus on growing our production and managing our costs,” said chief executive Mark Bristow.

“Our chief objectives for this year are to pour first gold on schedule at Kibali, get Tongon back on target, maintain the strong performance at Loulo-Gounkoto and Morila, and continue to deliver profitable growth. Beyond that, our sights are still set on reaching our annual production target of plus 1.2 million ounces of gold by 2015.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2012

•	Record production, revenue, profit and EPS for the group

•   Profit up 16% for the year and by 18% quarter on quarter

•   EPS up 12% for the year and 18% quarter on quarter

•   Production up 14% for the year and 5% quarter on quarter

•   Total cash cost per ounce for the year up 7% and 10% for the quarter

•   Morila Life of Mine extended through pit pushback

•   Kibali mills installed and underground declines started as project ramps up construction for year-end first production

•   Morila and Loulo-Gounkoto exceed annual production forecast

•   New joint venture with Kilo Goldmines extends exploration footprint in DRC

•   Proposed dividend increased by 25%

Randgold Resources Limited (‘Randgold’) had 92.1 million shares in issue as at 31 December 2012.

SUMMARISED FINANCIAL INFORMATION

US$000	Unaudited quarter ended 31 Dec 2012	Unaudited quarter ended 30 Sep 2012	Unaudited quarter ended 31 Dec 2011 (Restated)+		Unaudited 12 months ended 31 Dec 2012	Audited 12 months ended 31 Dec 2011 (Restated)+
Gold sales*	381 598	318 332	311 474		1 317 830	1 127 086
Total cash costs*	176 883	139 753	122 574	+	583 324	494 724	+
Profit from mining activity*	204 715	178 579	188 900	+	734 506	632 362	+
Exploration and corporate expenditure	6 722	8 766	12 115		40 641	43 925
Profit for the period	143 550	121 349	144 677	+	510 782	441 905	+
Profit attributable to equity shareholders	121 557	103 341	122 278	+	431 801	383 860	+
Net cash generated from operations	133 138	126 975	155 368	+	493 713	581 960	+
Cash and cash equivalents	388 100	443 511	487 644		387 288	487 644
Gold on hand at period end#§	15 229	33 025	12 845		15 229	12 845
Group production§ (oz)	214 394	204 475	189 548		794 844	696 023
Group sales§ (oz)	223 837	194 969	188 271		793 852	718 762
Group total cash cost per ounce*§ (US$)	790	717	651	+	735	688	+
Group cash operating cost per ounce*§ (US$)	701	634	566	+	649	613	+
Basic earnings per share (US$)	1.32	1.12	1.33	+	4.70	4.20	+

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 full year and Q4 2011 results have been restated (refer to ’non-GAAP measures’ of this report for further details of the impact of restatements on the IFRS measures and under ‘Change in accounting policy - Production phase stripping costs’ for further details of the impact of the IFRIC 20 restatement on non-GAAP measures). The year ended 31 December 2011 figures are audited, except for the restatement detailed under ‘Change in accounting policy - Production phase stripping costs’.
*	Refer to explanation of non-GAAP measures provided. The group has changed its treatment of consolidated non-GAAP measures in the period, which has resulted in changes to the group level non-GAAP measures for all periods presented, in addition to the effect of the IFRIC 20 restatement above. Details of the change are provided under ’non-GAAP measures’.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
§	Randgold consolidates 100% of Loulo, Gounkoto and Tongon and 40% of Morila.

These results have not been reviewed nor audited, except as stated in this report.

COMMENTS

Gold sales for the fourth quarter increased by 20% compared to the previous quarter, largely reflecting the 15% increase in ounces sold quarter on quarter. The increase was also partly attributable to a 4% higher average gold price received of

US$1 705/oz compared to US$1 633/oz in the previous quarter. The group had 9 153 ounces of gold in the vault at year end, valued at US$15.2 million. Compared to the corresponding quarter in 2011, gold sales rose 23% as a result of a 19% increase in ounces sold, as well as a 2% escalation in the average gold price received quarter on quarter (Q4 2011: US$1 666/oz).

Total cash costs for the quarter under review of US$176.9 million increased by 27% compared to the previous quarter, reflecting the higher ounces sold, including ounces produced but not sold at the end of Q3, as well as increased costs at Tongon and Loulo. Costs at Tongon increased following a number of technical challenges, including a fire at the end of the quarter, which increased costs and resulted in a drop in throughput, recoveries and production. Repair work took place in the mill section, and production has returned to normal.

At Loulo costs increased due to higher mining costs and processing costs as well as a drop in recoveries. Consequently, total cash cost per ounce of US$790/oz was 10% higher than the previous quarter. Compared to the corresponding quarter in 2011, total cash costs rose 44%. This was largely due to the increased production and throughput across the group as well as increased costs relating to processing consumables and mining costs. Total cash costs per ounce rose by 21% compared to the corresponding quarter in 2011. Total cash cost per ounce increased by 7% to US$735/oz for the year, reflecting higher operating costs across the group and lower recovered grade at Tongon and Gounkoto, partially offset by the increased gold production and sales.

Profit from mining increased 15% to US$204.7 million from the previous quarter’s US$178.6 million and was up 8% on the corresponding quarter in the previous year (Q4 2011: US$188.9 million).

Exploration and corporate expenditure of US$6.7 million for the current quarter was down 23% on the previous quarter, and down 45% on the corresponding quarter in 2011, mainly as a result of a reduction in corporate expenditure principally related to share-based payments.

Profit for the quarter increased by 18% on the previous quarter at US$143.6 million and was in line with the corresponding quarter of 2011.

Income tax for the quarter was up 34% on the previous quarter as a result of an increase in profits at Loulo and Morila. Basic earnings per share were up 18% to 132 US cents for the quarter ended 31 December 2012 compared to the September 2012 quarter of 112 US cents but in line with the corresponding quarter in 2011 (Q4 2011: 133 US cents).

Gold sales for the year ended 31 December 2012 of US$1.3 billion were up 17% compared to the previous year of US$1.1 billion, attributable to a 10% increase in ounces sold in the year across the group of 793 852 ounces as well as a 5% increase in the average gold price received of US$1 652/oz (2011: US$1 574/oz).

Total cash costs for the year ended 31 December 2012 of US$583.3 million were up 18% on the previous year, mainly due to the increased costs at Tongon as well as full year costs associated with Gounkoto mine where production started in June 2011.

Profit for the year ended 31 December 2012 of US$510.8 million represented an increase of 16% and basic earnings per share were up 12% to US$4.70 (2011: US$4.20), following increased gold sales and production across the group.

The board has proposed to increase the annual dividend by 25% to 50 US cents per share. The proposed dividend will be put to shareholders for approval at the Annual General Meeting and, if approved, is expected to be paid by the end of May 2013.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

During the quarter, the combined Loulo-Gounkoto complex produced 144 186 ounces of gold (Loulo 88 636; Gounkoto 55 550), an 11% increase on the previous quarter. An 18% increase in the ore grade processed (Q4 2012: 4.6 vs Q3 2012: 3.9) was offset by lower recoveries (Q4 2012: 86.1% vs Q3 2012: 90.2%) and slightly lower tonnes processed (Q4 2012: 1 129kt vs Q3 2012: 1 149kt). Total tonnes mined increased by 5% from 11 124kt to 11 694kt in the fourth quarter, while ore tonnes mined increased to 1 383kt (Q3 2012: 1 036kt).

Total cash cost per ounce increased by 4% to US$765/oz, reflecting higher mining and processing costs during the quarter combined with lower recoveries. Gold sales increased by 30%, reflecting the increased production, higher average gold price received and additional ounces produced but unsold at the end of the third quarter. The lower recoveries coincided with the processing of more ore from the Yalea South pit, which contains a higher proportion of copper in the ore and resulted in lower recoveries from the plant. Gold on hand at the quarter end amounted to US$12.0 million.

The complex produced 503 224 ounces, a 45% increase on the previous year, while total cash cost per ounce of US$738/oz was 6% lower than the previous year, with the mine having exceeded its production guidance set out at the start of the year.

Two main areas of capital spending are planned to stabilise improvements in throughput and restore the recovery to the desired level. The current plant throughput increase, facilitated by the Mill 3 installation, has reduced the plant CIL circuit residence time, which has had a negative impact on recovery further compounded by the Yalea South ore.. Four additional CIL tanks are planned in 2013 to rebuild the circuit residence time at a cost of approximately US$6 million total. In addition a further US$1 million is planned to upgrade mill cyclone pumps and cyclones to ensure grind stability and throughput at the higher tonnage levels achieved in 2012.

Although the interim backfill plan using Cement Aggregate Fill (CAF) is being established in both underground sections, work on the longer term Paste Aggregate Fill (PAF) solution has started. Civils for the paste facility at the process plant are well advanced and the steelwork erection has commenced. Earthworks at the decline sections for the crushing and backfill preparation plants are in progress. US$15 million of expenditure was incurred in 2012 of the total project cost of US$79.4 million.

In line with the key performance indicators (KPIs) set by the mine at the start of the year, the Loulo mine has been recommended for OHSAS 18001 safety certification and maintained its ISO 14001 environmental certification. The Gounkoto mine successfully passed the ISO 14001 stage 1 audit during the quarter.

Looking ahead, the complex is forecasting production for 2013 of approximately 590 000 ounces.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011 (Restated)+		12 months ended 31 Dec 2012	12 months ended 31 Dec 2011 (Restated)+
Mining
Tonnes mined (000)	11 694	11 124	13 339		38 531	40 265
Ore tonnes mined (000)	1 383	1 036	1 206		4 456	4 087

Milling
Tonnes processed (000)	1 129	1 149	914		4 354	3 619
Head grade milled (g/t)	4.6	3.9	4.5		4.0	3.4
Recovery (%)	86.1	90.2	88.7		89.2	88.1
Ounces produced	144 186	130 109	117 321		503 224	346 179
Ounces sold	149 791	121 332	114 512		502 451	347 386
Average price received (US$/oz)	1 707	1 621	1 670		1 657	1 582
Cash operating costs* (US$/oz)	664	639	530	+	640	696	+
Total cash costs* (US$/oz)	765	735	626	+	738	787	+
Gold on hand at period end# (US$000)	11 961	22 719	10 096		11 961	10 096

Profit from mining activity* (US$000)	141 028	107 549	119 514	+	461 700	276 255	+

Gold sales* (US$000)	255 637	196 735	191 178		832 350	549 569

+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’. of this report for further details).

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

On a standalone basis, Loulo produced 88 636 ounces of gold (Q3 2012: 68 083 ounces) at a total cash cost per ounce of US$800/oz (Q3 2012: US$716/oz). Despite the increase of production and ounces sold, the total cash cost per ounce increased by 12% due to the lower recoveries which dropped from 90.2% in the third quarter to 86.0% in the fourth quarter. The introduction of CAF in the underground project and an increase in the reagent and grinding media costs, together with increased power consumption, resulted in an increase in overall operating costs. The higher proportion of Yalea South ore processed, containing a higher proportion of copper in the ore, was the main contributing factor for the lower recoveries from the plant.

Year on year, the mine produced 219 745 ounces, a 5% increase on the previous year, while total cash cost per ounce of US$781/oz was 18% lower than the previous year.

Profit from mining for the quarter of US$81.4 million was up on the previous quarter’s US$56.0 million, as a result of the higher average gold price received, and increased ounces produced and sold, including ounces produced but unsold at the end of the third quarter.

One Lost Time Injury (LTI) was recorded during the quarter against three in Q3, resulting in a drop in the LTI Frequency Rate (LTIFR) to 0.67 from 2.08 in the previous quarter. Year on year, the LTIFR reduced from 2.29 in 2011 to 1.59 in 2012, a 31% reduction.

The mine achieved 1 million LTI-free hours from 23 October to 24 December 2012. Safety awareness and defensive driving training continued throughout the quarter leading to reduced safety incidents.

LOULO STANDALONE RESULTS

	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011 (Restated)+		12 months ended 31 Dec 2012	12 months ended 31 Dec 2011 (Restated)+
Mining
Tonnes mined (000)	4 752	3 530	4 924		9 825	18 865
Ore tonnes mined (000)	811	586	345		1 964	2 385

Milling
Tonnes processed (000)	708	546	307		1 837	2 670
Head grade milled (g/t)	4.5	4.3	3.4		4.2	2.8
Recovery (%)	86.0	90.2	88.8		88.6	87.7
Ounces produced	88 636	68 083	29 618		219 745	208 424
Ounces sold	89 848	63 319	26 809		214 739	209 631
Average price received (US$/oz)	1 706	1 601	1 653		1 664	1 532
Cash operating costs* (US$/oz)	699	624	885	+	684	866	+
Total cash costs* (US$/oz)	800	716	966	+	781	952	+
Gold on hand at period end# (US$000)	7 212	9 850	10 096		7 212	10 096

Profit from mining activity* (US$000)	81 434	56 019	18 410	+	189 588	121 708	+

Gold sales* (US$000)	153 271	101 382	44 316		357 224	321 199

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer below for further details).
*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Change in accounting policy - production phase stripping costs

As previously reported, the group changed its accounting policy on stripping costs in the production-phase of opencast mining effective 1 January 2012. As such, all eligible production-phase deferred stripping (the process of removing waste from a surface mine in order to gain access to mineral deposits) costs associated with a stripping campaign are capitalised and depreciated over the life of the relevant section of the orebody on a tonnes milled basis. This is in line with the recently issued IFRIC 20 which endeavours to standardise reporting across the mining industry. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realised in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory.

To the extent that the benefit is the improved access to ore, the directly attributable costs are treated as a non-current ‘stripping activity asset’. All stripping costs incurred since 1 January 2010 have been capitalised to the related asset in the relevant year.

IFRIC 20 includes transitional provisions which permit the group to capitalise eligible costs incurred from the start of the earliest period presented, which will be 1 January 2010, within US 20-F filing for 2012. Total eligible production-phase stripping costs of US$12.1 million were incurred in Q4 2011, relating to the Yalea South pushback, and have now been capitalised.

The capitalised stripping costs are being depreciated on a unit of production basis, over the expected useful life of the Yalea orebody and depreciation began in July 2012, in line with the mine plan. No other production-phase stripping costs were incurred between 1 January 2010 and 30 September 2011 and the effect of costs prior to this date is immaterial.

Loulo (and therefore the Loulo-Gounkoto complex as well) was the only mine affected by the restatement which applies only to the comparative figures and includes Q4 2011. IFRIC 20 was endorsed by the EU in 2012 and has been early adopted by the group.

In line with IFRIC 20, the company’s 2012 results now include a restatement of the 2011 year.

LOULO IMPACT OF IFRIC 20

US$000	12 months/ quarter ended 31 Dec 2011
Decrease in mine production costs	12 100
Increase in income tax expenses	3 630
Increase in net profit	8 470
Increase in retained earnings	6 776
Increase in non-controlling interests	1 694
Increase in property, plant and equipment	12 100
Increase in deferred tax	3 630
Increase in basic earnings per share (cents per share)	7
Increase in fully diluted earnings per share (cents per share)	7

The net cash flow effect was nil for the above-mentioned periods, having increased net cash generated from operating activities of US$12.1 million and having increased net cash used by investing activities by US$12.1 million.

Details of the impact on non-GAAP measures are provided under ‘non-GAAP measures’.

Loulo underground

Production

Overall production for the underground mines increased by 205% to 459 111 tonnes in Q4 2012 from 150 383 tonnes in Q4 2011. Total ore tonnes mined in 2012 was up by 276% on 2011. The overall development continued to improve during the past year from 3 570 metres in Q4 2011 to 5 963 metres in Q4 this year.

This consistent improvement in the production and development over the last year is attributed to a strong team effort led by the Randgold’s Malian team, with the following results:

•	The team has developed an optimal mine design and backfill strategy;

•	The continuous improvement of the development profile has increased mineable ore reserves, allowing the achieved build-up of production;

•	Ventilation was improved in both Yalea and Gara by installing the second phase of primary fans;

•	A new type of emulsion explosive, for up-holes, has proved successful;

•	The extraction system has been optimised by installing an ore pass and a waste pass at Yalea;

•	The fleet has been optimised by moving to bigger loaders and bigger size trucks;

•	The Yiriwa cost awareness programme, which focuses on the individual behaviour change in every business unit, started to show benefits.

Yalea underground mine

YALEA UNDERGROUND Key indicators:	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011	12 months ended 31 Dec 2012	12 months ended 31 Dec 2011
Ore tonnes mined	288 080	320 983	90 179	900 079	378 722
Waste tonnes mined	206 950	195 026	115 023	749 003	546 636
Total tonnes mined	495 030	516 009	205 202	1 649 082	925 358
Development metres	3 231	3 093	1 779	11 375	8 592

During this quarter, a total of 3 231 metres of development was completed and 288 080 ore tonnes at 4.06g/t were hauled to surface. The project has completed 35 251 metres of development to date.

Ore production decreased 10% quarter on quarter, mainly as a result of optimising the mining schedule by shifting available trucks from Yalea to Gara, as well as the planned upgrade of the conveyor system. Year on year ore production increased by 238%. Yalea ore production has now averaged above 100ktpm over the last six months.

The overall development profile of Yalea continues to increase with 3 231 metres this quarter compared to 3 093 metres in the previous quarter.

The overall improvement over the last year is the product of the successful introduction of the up-hole emulsion explosives as well as a sustained development regime. The introduction of the ore and waste handling system from 88L/113L has also begun to show benefits with the conveyor now hoisting all materials to surface. The 88L primary pump chamber excavation was completed and the civil construction is in progress.

As the overall production builds up so the cost per tonne is being reduced. Yalea’s costs started the year at US$73 per ore tonne in January and improved to US$49 per ore tonne in December this year, the latter including the cost of CAF.

Gara underground mine development

GARA UNDERGROUND Key indicators:	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011	12 months ended 31 Dec 2012	12 months ended 31 Dec 2011
Ore tonnes mined	171 031	102 785	60 204	525 222	136 215
Waste tonnes mined	178 822	183 841	157 864	632 962	527 550
Total tonnes mined	349 853	286 626	218 068	1 158 184	663 765
Development metres	2 732	2 455	1 791	9 156	6 484

During this quarter a total of 2 732 metres of development was completed and 171 031 ore tonnes at 5.77g/t was hauled to surface. The Gara declines have advanced to 2 416 metres from surface at a vertical depth of 318 metres.

During the quarter, Gara underground production increased significantly from the previous quarter’s 102 785 tonnes to 171 031 tonnes, a 66% increase. The mine was aided by the additional trucks made available by Yalea in order to optimise the mining schedule. Year on year the mine has increased ore tonnes mined by 385%.

The overall development at Gara continues to improve with an 11% increase in developed metres quarter on quarter, with this record quarter resulting in an annual increase of 41% compared to 2011. The Gara underground development is still building the required infrastructure so as to increase the production stopes which are necessary for full production, targeted by mid-2013.

As the overall production builds up so the cost per tonne is being reduced. Costs at Gara reduced from US$58 per ore tonne in January to US$45 per ore tonne in December.

GOUNKOTO

On a standalone basis, Gounkoto produced 55 550 ounces of gold (Q3 2012: 62 026 ounces). The 10% decrease in ounces produced reflected a 30% decrease in the tonnes milled, in line with the plan to process ore from Gounkoto and Loulo in proportion to their respective reserves, and a 5% decrease in the recovery, offset by a 37% increase in the ore grade processed (4.8g/t). Total cash cost per ounce decreased by 5% to US$714/oz (Q3 2012: US$755/oz), reflecting the substantial increase in the grade mined but offset by the drop in recoveries and other increases in the processing costs at the Loulo plant. Year on year, the mine produced 283 479 ounces, a 206% increase on the previous year, while total cash cost per ounce of US$706/oz was 32% higher than the previous year, reflecting the drop in the ore grade mined, as per the plan.

Profit from mining for the quarter of US$59.6 million was up on the previous quarter’s US$51.5 million, a result of the higher average gold price received, higher gold sales and lower cash cost per ounce. A second dividend totalling US$63.5 million was declared and paid to shareholders in November 2012.

Zero LTIs were recorded during the quarter against one in Q3, and the mine achieved 1.5 million LTI-free hours for the quarter. Year on year, the LTIFR reduced from 2.41 in 2011 to 0.38 in 2012, a pleasing reduction.

The ISO 14001 stage 1 audit was successfully completed during the quarter.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011	12 months ended 31 Dec 2012	12 months ended 31 Dec 2011
Mining
Tonnes mined (000)	6 942	7 254	8 415	28 706	21 400
Ore tonnes mined (000)	572	450	861	2 492	1 702

Milling
Tonnes processed (000)	421	603	607	2 518	949
Head grade milled (g/t)	4.8	3.5	5.1	3.9	5.1
Recovery (%)	86.1	90.3	88.7	89.7	88.7
Ounces produced	55 550	62 026	87 703	283 479	137 755
Ounces sold	59 943	58 013	87 703	287 712	137 755
Average price received (US$/oz)	1 708	1 644	1 675	1 651	1 658
Cash operating costs* (US$/oz)	611	657	421	607	436
Total cash costs* (US$/oz)	714	755	522	706	536
Gold on hand at period end# (US$000)	4 749	12 869	—	4 749	—

Profit from mining activity* (US$000)	59 594	51 530	101 104	272 112	154 547

Gold sales* (US$000)	102 366	95 353	146 862	475 126	228 370

Randgold owns 80% of Gounkoto with the State of Mali owning 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project

Drilling completed to date has resulted in an update to the underground mineral resources at Gounkoto. This has confirmed the high grade nature of the material in the Jog Zone with the total mineral resource grade increasing to over 6g/t.

GOUNKOTO UNDERGROUND RESOURCES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold** 80% (Moz)
at 31 December 2012	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Underground	Indicated	4.88	3.55	6.95	6.17	1.09	0.71	0.87	0.56

	Inferred	1.52	6.04	4.76	3.77	0.23	0.73	0.19	0.59

*	Underground mineral resources are those insitu mineral resources below the US$1 500/oz pit shell reported at 2.0g/t cut-off. Mineral resources were generated by Mr Freddie de Bruin, a Deswick consultant and competent person, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

An underground mine with the potential to exploit approximately 1Moz at 6.5g/t below the pit is currently being considered. Drilling continued during the quarter with the intention to confirm the geological model and convert the remaining inferred ounces to the indicated category. The current design concept has the mine prioritising the southern portion of the pit with access for the underground via a decline from this part of the pit. The plan provides for a blend of the lower grades from the northern portion of the open pit and Faraba with high grade sweeteners from the underground mine.

A geotechnical review was completed with no fatal flaws identified, but additional support will be required in certain sections of the mine to deal with poor ground conditions in the host rocks. The mine is currently busy with the initial hydrological review, together with mine design and schedule and expects to complete the prefeasibility study by the end of the first quarter.

MORILA

During the quarter, Morila produced 48 870 ounces of gold, up 9% on the previous quarter (Q3 2012: 44 960 ounces). The increase in production followed an increase in grade, recovery and throughput, with the ore grade processed increasing from 1.4g/t in the previous quarter to 1.5g/t, the recovery rate increasing from 91.1% to 91.9% and tonnes milled from 1 080kt to 1 115kt. Profit from mining of US$49.3 million was 26% up on the previous quarter’s US$39.2 million as a result of the increased production, higher average gold price received and lower cash costs per ounce.

The total cash costs of US$701/oz were 10% down on the previous quarter’s US$781/oz, reflecting the high production as well as the processing of mostly marginal ore, which carried no cost of mining.

For the year, the mine produced 202 513 ounces, significantly above its production guidance of 165 000 ounces, but 19% below the prior year as the grade declined. Total cash costs of US$759/oz was still 2% lower than the prior year, reflecting the benefit of processing marginal ore which carried no cost of mining which is reflected in the reduction of the stockpile adjustment.

One LTI was recorded during this quarter, compared to zero in the previous quarter, resulting in one LTI for the full year.

The mine updated the Pit 4S pushback project with the latest financial information and the project has been approved by the board, subject to certain conditions. Mining in the pit is expected to start in Q2 2013. A pit design was completed at US$1 300/oz to supply open pit ore of 1.2Mt containing 116 000 ounces of gold at a strip ratio of 19:1 to give total tonnes mined of 23.9Mt over a project period of 22 months.

•	Open pit mining costs average US$3.42/tonne mined over the life of the project;

•	Plant costs average US$15.26/tonne milled;

•	G&A cost is US$6.03/tonne milled.

Metallurgical recovery of the material is expected at 91% to deliver 106 000 ounces recovered.

Looking ahead, the mine is forecasting production for 2013 of approximately 130 000 ounces.

Following the recruitment of a farm manager, an updated agribusiness budget was approved and further advances were made in implementing the existing pilot project expansions. All pilot projects are in transition to feasible commercial entities. These include:

•	Establishing a 10 000 layer battery poultry project with own rearing facilities and feed mix plant with bulk storage;

•	Upgrading the Tilapia fish project with seven ponds to produce monthly harvest cycles;

•	Establishing a 8.6 hectare high density export mango plantation and progressing the study for an atchar community mango project;

•	Establishing a 2 000 bee hive community project with an export-standard honey factory.

MORILA RESULTS

	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011	12 months ended 31 Dec 2012	12 months ended 31 Dec 2011
Mining
Tonnes mined (000)	—	—	—	—	16
Ore tonnes mined (000)	—	—	—	—	16

Milling
Tonnes processed (000)	1 115	1 080	1 134	4 453	4 549
Head grade milled (g/t)	1.5	1.4	2.1	1.5	1.9
Recovery (%)	91.9	91.1	92.3	91.6	91.0
Ounces produced	48 870	44 960	69 737	202 513	248 635
Ounces sold	48 870	44 960	69 737	202 513	248 635
Average price received (US$/oz)	1 710	1 653	1 668	1 663	1 576
Cash operating costs* (US$/oz)	599	682	653	659	687
Total cash costs* (US$/oz)	701	781	753	759	782

Profit from mining activity* (US$000)	49 290	39 193	63 828	183 035	197 613

Stockpile adjustment** (US$/oz)	—	83	263	130	275

Attributable (40% proportionately consolidated)
Gold sales* (US$000)	33 425	29 723	46 534	134 702	156 771

Ounces produced	19 548	17 984	27 895	81 005	99 454

Ounces sold	19 548	17 984	27 895	81 005	99 454

Profit from mining activity* (US$000)	19 716	15 677	25 531	73 214	79 045

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash cost per ounce includes non-cash stockpile adjustments.

TONGON

During Q4, Tongon produced 50 660 ounces of gold, compared to the previous quarter’s 56 381 ounces. The drop in production was caused by two main issues: the downtime resulting from the frequent outages of grid power in the early part of the quarter and subsequent plant stoppages and process upsets; and a fire in the latter half of December which destroyed both mill cyclone clusters and flotation cells and resulted in both mills being offline for one week.

The average grade of the ore processed increased by 4% quarter on quarter. However, recoveries were negatively impacted by the issues highlighted above, as was the number of tonnes milled.

The mine successfully improved its mining operations in Q4, resulting in a 19% improvement in total volumes mined compared to the previous quarter, mainly as a result of the improved mobile fleet maintenance and availability. Blasted fragmentation of the 100% sulphide ore continued to improve in Q4, contributing to the tonnage throughput rate of +500tph.

Mill availability decreased from 85.7% in Q3 to 78.1% while gold recovery decreased to 77.2% compared to 78.6%, primarily as a result of the issues described above. However, the total number of plant stoppages associated with grid power supply failures decreased significantly by mid-December as a result of improved engagement with the State Electricity Supply Utility (CIE) and Government to ensure uninterrupted, quality grid power.

The planned installation of an additional capacitator bank, to stabilise the incoming grid power, and the installation of five new 1.2MW generator sets to further remedy this issue have been completed.

As highlighted above, in addition to a loss in throughput due to grid power outages, the mine experienced a further loss of production as a result of a fire on 24 December 2012.

The top three floors of the mill building, housing the cyclone clusters, flash flotation cells and associated reagent and blower services were badly damaged, necessitating a major refurbishment, repair and where necessary the replacement of these process units.

Sufficient repairs had been effected to allow the milling circuit to come back on line by year end. Subsequent to the year end, following the installation of new blowers, the process is back to normal apart from certain automation components that are expected to be fitted by the end of the first quarter.

During the quarter extensive test work was conducted to understand the mineralogy of the ore and deportment of gold in depth. Preliminary investigations to improve the flash float concentrate recovery have prompted the mine to add residence time in the pump cell circuit (targeted for Q2 2013) and to procure and install two Knelson Gravity Concentrators (KC-QS40) and an Intensive Cyanidation Reactor with associated electrowinning cells (targeted by Q3 2013).

Management intervention continues to focus on training of the local operators, knowledge transfer and short term interval controls.

Gold sold for the quarter was 54 498 ounces, 2% lower than 55 653 ounces sold in Q3, resulting in a decreased profit from mining activity quarter on quarter.

Total cash cost per ounce increased to US$944/oz from US$725/oz for the previous quarter, reflecting the lower production resulting from the lower throughput and recoveries.

Year on year, the mine produced 210 615 ounces, a 16% decrease on the previous year, while total cash costs per ounce of US$772/oz was 39% higher than the previous year, reflecting the drop in the ore grade mined, recoveries and throughput.

One LTI occurred in Q4 after 695 days recorded without an LTI, equivalent to 9 564 000 LTI-free hours. No major environmental incidents occurred during Q4. After Tongon achieved its ISO 14001 environmental accreditation in Q3, the mine stepped up its efforts towards achieving its safety OHSAS 18001 accreditation by Q2 of 2013. The first pre-audit phase of the safety accreditation was conducted during Q4 2012. Shortfalls and recommendations made during the audit are being addressed and implemented. Year on year, the LTIFR rate was 0.22 compared to 0.19 in the previous year, another excellent performance.

A ‘Mine Level Agreement’ has been completed and signed with the union members. It has been registered, validated and sent to the national labour authorities in accordance with Côte d’lvoire law.

Looking ahead, the mine is forecasting production for 2013 of approximately 280 000 ounces.

TONGON RESULTS

	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011	12 months ended 31 Dec 2012	12 months ended 31 Dec 2011
Mining
Tonnes mined (000)	6 305	5 280	4 677	20 380	17 353
Ore tonnes mined (000)	1 466	1 209	989	4 592	3 469

Milling
Tonnes processed (000)	857	966	606	3 432	2 963
Head grade milled (g/t)	2.4	2.3	2.7	2.5	2.9
Recovery (%)	77.2	78.6	85.1	77.4	91.2
Ounces produced	50 660	56 381	44 332	210 615	250 390
Ounces sold	54 498	55 653	45 864	210 396	271 922
Average price received (US$/oz)	1 703	1 678	1 655	1 672	1 563
Cash operating costs* (US$/oz)	893	675	730	722	510
Total cash costs* (US$/oz)	944	725	780	772	557
Gold on hand at period end# (US$000)	3 268	10 306	2 749	3 268	2 749

Profit from mining activity* (US$000)	41 325	53 036	40 154	189 313	273 686

Gold sales* (US$000)	92 788	93 411	75 914	351 805	425 060

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and State’s shares are not free carried interests. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

PROJECTS AND EVALUATION

KIBALI MINE DEVELOPMENT PROJECT

The Kibali project made good progress during the quarter, with the team managing to stay materially on schedule despite the fourth quarter being the wettest part of the traditional eight month rainy season. This was achieved by reprioritising activities on the critical path.

Construction - metallurgical facility and infrastructure

During the quarter, the team focused on ramping up concrete production for the metallurgical facility, continuing structural steel erection and supporting infrastructure works, including the following highlights:

•	The two ball mills which arrived on site during the quarter, were placed on their foundations in January, ahead of schedule

•	Structural civils in the areas of the primary crushers, elution circuit, and mill classification were completed, allowing steelwork erection to commence in these areas;

•	Steelwork on the CIL is progressing well with welding of 5 of a total of 11 tanks completed;

•	Civil works commenced at the gold room, on the main block house, which secures the electrowinning and smelting sections. Civils also progressed at the Nzoro 2 powerhouse;

•	The clean fuel tanks at the main fuel farm were installed and the first of the main receiving tanks was welded and is ready for testing and hand-over in Q1 2013;

•	Earthworks focused on key areas including the high tension substation, the concentrate and flotation tailings storage facilities and the airstrip.

Following the successful erection of the mill shells, management remains confident in its forecast of Q4 gold production for Kibali.

Mining

The open pit mining contractor continued to ramp up production and finished the quarter on schedule with first ore trucked to the ROM pad. The vertical shaft platform has been completed, and handed over to the contractor. The boxcut for the decline shaft system was completed and both headings achieved the scheduled advance for the quarter.

Earthworks at the vertical shaft platform were also completed in the quarter to allow access to the main sinking contractor in Q1 to commence with the shaft collar and foundations for the winder house.

The Mining Owners Team has been fully established in line with the budget. All major mining contracts have now been executed, and all major contractors are now mobilised and on site.

KIBALI RESULTS (Open pit)

	Quarter ended 31 Dec 2012	Quarter ended 30 Sep 2012	Quarter ended 31 Dec 2011	12 months ended 31 Dec 2012	12 months ended 31 Dec 2011
Mining
Tonnes mined (000)	3 781	1 735	—	5 516	—
Ore tonnes mined (000)	97	—	—	97	—

Relocation Action Plan (RAP)

RAP continued to recover ground lost after the extraordinary storms experienced in Q1 and Q2. By the end of Q4, the RAP team had relocated ten villages out of fourteen. The team had delivered an average 45 houses per week for occupation and continued to work with the community representatives in managing their handover.

Capital expenditure

Project expenditure ramped up in Q4 in line with expectations. Total expenditure for the quarter under review was US$213.1 million, bringing capital expenditure for the year to US$518.6 million (100% of the project, excluding shareholder loan interest and value of leased assets) which was slightly under budget for the year as a result of the timing of certain activities and related payments. The project is now estimating to spend approximately US$750 million in 2013, which includes the roll-over from 2012.

The total capital for the project has now been updated from the Q1 2012 guidance. The project construction capital (excluding contingencies or escalation) is split into two phases:

•

Phase 1 is focused on bringing the mine into production at the end of 2013 and was estimated at US$920 million (in 2011 real terms). It is scheduled to run over a two year period and covers the metallurgical facility, one hydropower station and back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open pit mining (excluding pre-production inventory) and all shared infrastructure;

•

Phase 2 capital programme was estimated at US$650 million (in 2011 real terms) and scheduled to run concurrently with Phase 1 but extend over four years. It is focused primarily on the underground development and includes a twin decline and single vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015 or early 2016.

The total capital for Phase 1 is now estimated at approximately US$990 million (in 2013 real terms) while Phase 2 is estimated at US$670 million (in 2013 real terms), which represents a 6% increase over the two years. A large part of this increase reflects inflation a portion of the change relates to scope changes and additional expenditure on the RAP project.

Safety

During the quarter, six LTIs and regrettably one fatality were recorded. Consequently, the board and management of Kibali introduced new measures to intensify the focus on safety. Notwithstanding the fatality, the LTIFR reduced from 3.07 in the previous quarter to 2.5 this quarter (19%) and by 60% year on year. Focus remains on improving the Kibali LTIFR rate in line with Randgold’s targets. The team is intensifying its efforts to instil a people based safety system where every member of the team is responsible for ensuring his own safety and that of those around him. Additional emphasis has also been placed on renewed and more intensive training, in the light of the increase in construction activities.

Looking ahead

Looking ahead, the project is still forecasting to produce first gold at the end of the fourth quarter in 2013.

MASSAWA

Drill programmes continued this quarter with a focus on analysing the Central Zone to help define the drilling and modelling strategy. Metallurgical drilling and sampling have started to collect a bulk metallurgical sample for pilot testing of the Massawa sulphide. This drilling will continue through the first quarter of 2013 with metallurgical testwork planned during 2013.

A revised target generation investigation by the exploration team has identified 30 new targets. The team is currently prioritising these targets and the ‘greenfields’ team will test them during the next 12 months.

EXPLORATION ACTIVITIES

We continued to deliver on Randgold’s strategy of development through exploration success and organic growth. The company has a quality groundholding of 12 940km2 across some of the most prospective gold belts in Africa, from the Democratic Republic of Congo in the east to Senegal in the west, and a well-balanced resource triangle containing 152 targets from the regional level to reserve definition.

In Q4 ten rigs drilled on five different project sites in four countries: Gounkoto and Loulo satellites in Mali, Massawa and Massawa satellites in Senegal; Tongon in Côte d’Ivoire; and Kibali in the DRC.

MALI

Gounkoto

Drilling of six deep holes at the Jog Zone in Gounkoto was completed during the quarter. The results from these holes, which include one twin, highlighted the variable nature of the grade in the Jog Zone and pointed to some grade-related risk in the high grade areas and conversely an opportunity for high grade mineralisation in areas currently considered low grade. Of the six holes drilled, one hole significantly upgraded the width and grade of the model, one was in line with the model and three holes were considerably narrower and lower grade than the model. The twin holes drilled, which passed within one metre of the original, returned 10.24 metres at 14.12g/t from MZ2 compared to 6.77 metres at 3.86g/t in the original.

This new data has been incorporated in a new geological model and updated resource estimate which has returned: 6.4Mt at 6.43g/t for 1.3Moz.

Drilling continues with holes concentrated on the inferred material in order to increase the geological confidence to enable a conversion to the indicated category.

The Gounkoto mining permit, which represents the southern half of the old Loulo permit, is developing into a new, significantly mineralised district with approximately 0.4Moz of inferred ounces hosted in two deposits: Faraba and P64. In addition there are 10 early stage targets adjacent to a major structural break, identified following a ground gravity survey which links the deposits of Gounkoto and Yalea.

An Induced Polarisation (IP) ground geophysical survey has been completed over the permit, aimed at mapping the bedrock geology under an extensive cover of transported river gravels which forms part of the Falémé River drainage system. This data has not only mapped the geology but also a number of left hand flexures along major structures which are known to host high grade mineralisation elsewhere across the region. This data is being integrated with other layers of information to prioritise targets for follow-up work in 2013.

At Bandankoto East, an RC hole intersected 60 metres of strong Silica-Carbonate alteration and hosts gold mineralisation grading 2.41g/t over 13 metres beneath an old groove sample (12 metres at 0.59g/t). However, results from RC holes 150 metres to the north returned 9 metres at 0.22g/t, and results from holes drilled 350 metres to the south returned 6 metres at 0.11g/t and 3 metres at 0.15g/t. Further mapping and interpretation is underway as these results reduce the potential of the current model to a strike of less than 500 metres. Drilling at Sequelani, an artisanal mining site did not intersect a significant hydrothermal system; gold mineralisation is associated with a narrow quartz vein.

Loulo

At Loulo, drilling was completed at Baboto, Yalea and a new target Gara South.

The second of two deep holes (YDH259) drilled beneath the block model to further test the northern plunge of the elevated grade intersected a high grade mineralisation: 5.3 metres at 8.11g/t. The mineralised intersection does not look like a typical Yalea mineralised zone as it contains veining and massive Arsenopyrite. However, it is located within a 60 metres wide zone of strong shearing and silica-carbonate alteration and is intersected down dip of the block model. This represents an opportunity as good grade at this intersection remains open to the north. However, it is a deep target (~1 000 metre depth).

At Baboto, further RC drilling has focused on the extensions of the Baboto South resource and has extended mineralisation 200 metres to the south of the existing wireframe with intersections including 20 metres at 2.82g/t. In addition a footwall structure has been identified returning 31 metres at 2.41g/t. Similarly, to the north, the structure has been extended with results including 18 metres at 3.25g/t and 21 metres at 2.82g/t. Drilling at Baboto North has been hampered by the presence of an intense zone of artisanal workings which makes access for drilling difficult. Results received from holes drilled outside of the workings but along the structure have confirmed a broad low grade envelope of mineralisation: 94 metres at 1.14g/t.

At Gara South, lithosampling, trenching and RC drilling were carried out in the area between the Gara pit and the Falémé River, some three kilometres of strike. A trench excavated during the quarter intersected 13 metres at 5.46g/t from a pink quartzite which is strongly altered. RC drilling was carried out beneath the trench and along strike over 800 metres where historical RAB holes had intersected mineralisation. The area is entirely covered by transported palaeo-alluvial material. Drilling returned weaker results than anticipated with a best result of 15 metres at 1.32g/t beneath the trench. Work is ongoing to further understand this target which is in a zone of known complexity and high prospectivity where folding, faulting and boudinage are highly likely due to the proximity to the SMS and presence of soft limestone units.

Underground exploration

At Yalea, a total of 17 holes for 2 010 metres were drilled to investigate four targets: the northern part of Yalea (out of reserve), the down dip extension of the ‘purple patch’, south of the E-W fault to confirm a possible extension of the ‘purple patch’ to the south and testing the upper boundary of the ‘purple patch’.

Nine holes drilled in the north to probe the low grade portion outside the reserve, confirmed the low grade, which is below the mining cut-off, in this area: a weighted average of 10.54 metres at 1.58g/t versus the block model prediction of 13.97 metres at 1.83g/t. Three holes beneath the ‘purple patch’ returned a weighted average of 19.47 metres at 8.46g/t compared to 22.48 metres at 5.03g/t, highlighting an opportunity to extend the known high grade mineralisation.

Three holes drilled within 50 metres of the upper ‘purple patch’ boundary returned significant grade. YDH278: 25.1 metres at 9.2g/t, YDH281: 24.9 metres at 6.68g/t and YDH286: 16.1 metres at 9.29g/t confirming an extension of the high grade mineralisation.

One hole drilled to the south of the E-W fault to confirm and also look for extensions of the ‘purple patch’ failed to intersect ‘purple patch’ mineralisation.

At Gara, a total of 31 diamond holes for 4 044 metres were drilled from 85L, 160L, CD03 and VD03L to close the gaps and also investigate lower grade blocks sitting around high grade zones within the resource model. The weighted average actual grade for those holes was 6.44 metres at 5.23g/t compared with 8.56 metres at 4.46g/t from the resource model, showing an increase in grade but a drop in width.

Bambadji

Work in the quarter focused on understanding the Kolgold target. Mapping, trenching and a phase 1 RC programme were completed on the target. This work revealed that the mineralisation at Kolgold is related to narrow zones of strong silicification and quartz veining in the hinges of isoclinal, upright folds which plunge to the SW at between 30 and 60 degrees but not in economic concentrations. Only one hole returned a positive result: 13 metres at 2.39g/t including 5 metres at 5.35g/t.

Mali South

During this quarter, the work at Mali South focused on the Dinfola-Nimissila permits which form the Nimissila projects in the Bougouni area of interest. To date, work on this project area has not provided a single encouraging value and the team is working through the priority targets in order to make an informed decision regarding our future involvement in this joint venture.

With this in mind, the team has also been investigating new opportunities in two other areas of interest at Kolondieba, to the east of the Banifin shear and Yanfolila to the south of Kalana. In both areas, landholders have been located who have expressed an interest in a joint venture with Randgold. In addition, the junior market is being reviewed for further opportunities.

SENEGAL

At Massawa, a 5 metre by 5 metre grade control orientation study, over a 150 metre segment of the Central Zone orebody, started during the quarter to investigate grade variability associated with the high grade quartz antinomy phase of gold mineralisation. By quarter-end, a total of 387 holes for 20 774 metres had been completed out of a 26 000 metre programme.

The results confirm the continuity of the structures which host the high grade mineralisation with an envelope of low grade disseminated pyrite and arsenopyrite mineralisation. In general, the programme is highlighting narrow zones of high grade mineralisation rather than broad zones of low grade mineralisation in the current resource model. The results are also confirming the highly variable nature of the grade due to the coarse gold component of the veins. This means lower tonnages and potentially higher percentages of gravity-recoverable gold.

Following the completion of an updated interpretation and prospectivity analysis of the Mako belt, where 30 new targets were added to the resource triangle, drilling was completed at Kawsara, along the MTZ, and Sofia South which locates on the newly identified second terrain boundary to the west of the MTZ and also hosts the Sabodala mine, in the search for non-refractory ounces. Results from Kawsara appear to be typical of the patchy weak grade seen along the MTZ with limited potential for economic mineralisation.

CÔTE D’IVOIRE

Work completed during the quarter was dominated by brownfields exploration and included finalising the infill diamond drilling in the Tongon SZ orebody, AC/RC reconnaissance drilling on near-mine targets and soil geochemistry and pitting on greenfield targets.

In the Nielle permit, the SZ infill drilling is complete, all the results received and the geological model is being updated. This will allow for the conversion of inferred resources to indicated which will partially offset mining depletion of reserves. In addition to the infill programme, an RC sterilisation programme was initiated this quarter to fully test the limits of the mineralisation in the south of the pit. This programme failed to identify any significant mineralisation.

Latest drilling in the SZ confirmed the mineralisation extension at depth and identified later structures that limit the potential towards the south and offset the lithology sequence to the west.

Reconnaissance drilling resumed on the near-mine targets, combining AC and RC at Coucal South, AC at Mandubo and West Sekala, has returned weak and narrow gold intersections which do not support follow-up work. The focus is now on the next level of targets in the resource triangle, including Katosol which will be drilled in Q1 2013.

On the Diaouala permit, a long corridor of 9 kilometres by 5 kilometres is being covered by detailed soil sampling to generate new targets at the base of the resource triangle, while pitting is underway on several targets in the southern part of the permit.

The work completed in the Boundiali permit consisted of target prioritisation, structural data analysis and the collection of rock samples in order to define drilling targets for 2013.

BURKINA FASO

Regolith and geological mapping at Kampti, together with structural analysis and data integration, have identified several strongly anomalous corridors striking NNW/NS and NE throughout the Kampti permit in SW Burkina Faso.

A number of targets within these corridors were highlighted, and subsequently returned encouraging rock sample results with higher grades of up to 11g/t, 16g/t, 17g/t and 39g/t, indicating the presence of mineralised systems in the Tiossera, Kounkana, Silakoro, Nielkar and Tiobiel targets. Trenching at Tiossera and Kounkana has confirmed mineralisation is related to narrow shears (3 metres to 5 metres) with strong silicification.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Two areas in the main KCD deposit were identified as having high potential for resource to reserve conversion, totalling plus 1Moz. In Q4, drilling was completed on the first of these.

At the north-eastern end of the 5000 lode is an area which hosts mineralisation currently classified as part of an inferred resource. Three diamond holes have been completed to convert 0.5Moz at plus 4g/t. The holes have confirmed the geological model as expected and gold assay results support the conversion of these ounces to the indicated category, which will lead to an increase in underground reserves to be reported with the annual resource and reserve declaration due in March 2013.

•

DDD564: 13.35 metres at 1.99g/t from 277 metres; 26 metres at 1.20g/t from 322 metres; 65.6 metres at 4.14g/t from 391.4 metres (including 7.6 metres at 7.1g/t from 391.4 metres; 6 metres at 4.66g/t from 405 metres and 15.73 metres at 7.88g/t from 427.27 metres) and 29 metres at 3.73g/t from 464 metres (including 18 metres at 4.72g/t from 466 metres);

•

DDD565: 71 metres at 1.81g/t from 285 metres to 356 metres (including 7 metres at 8.93g/t from 320 metres); 48.81 metres at 4.99g/t from 365.3 metres (including 23.7 metres at 8.58g/t from 365.3 metres); 9.6 metres at 2.5g/t from 444.4 metres (including 2 metres at 4.37g/t from 452 metres); 53 metres at 8.58g/t from 554 metres (including 18 metres at 6.24g/t from 554 metres, 4 metres at 4.87g/t from 578 metres, 19 metres at 15.15g/t 588 metres) and 20.7 metres at 4.41g/t from 626.3 metres (including 8 metres at 7.20g/t from 630 metres);

•

DDD563A: 23 metres at 1.7g/t from 276 metres; 57 metres at 2.1g/t from 327 metres; 27 metres at 7.18g/t from 491.8 metres and 77.2 metres at 3.29g/t from 563.1 metres (including 15.1 metres at 6.4g/t from 563.84 metres).

A review of the drilling and mineralised intersections in the vicinity of the southwest termination of the 9000 lode stope designs has identified a significant gap in drill spacing and there is the potential to convert a further 0.5Moz at plus 4g/t to the indicated category. Drilling has commenced.

At Gorumbwa, an initial seven hole programme has been completed to update the geological model. Further drilling is required to convert 0.39Moz at 3.36g/t of inferred ounces within a potential US$1 500 open pit. Drill results include the following intersections:

•	GDD036: 15 metres at 3.04g/t from 98 metres; 2 metres at 0.99g/t from 141 metres;

•	GDD038: 32 metres at 3.59g/t from 147 metres; 8 metres at 2.03g/t from 185 metres;

•	GDD039: 15.85 metres at 2.01g/t from 11 metres; 11 metres at 1.32g/t from 28 metres; 8 metres at 1.32g/t from 48 metres;

•	GDD040: 4 metres at 2.28g/t from 79 metres; 12 metres at 6.77g/t from 95 metres; 1.40 metres at 3.35g/t from 113 metres; 9.70 metres at 2.61g/t from 117.3 metres;

•	GDD041: 13 metres at 9.85g/t from 96 metres; 10.85 metres at 1.43g/t from 2 metres; 23 metres at 0.99g/t from 131 metres;

•	GDD042: 16 metres at 1.65g/t from 111 metres; 1.5 metres at 3.55g/t from 143.5 metres; 6 metres at 1.83g/t from 220 metres;

•	GDD043: 32 metres at 3g/t from 65 metres; 4 metres at 2.4g/t from 145 metres.

Rhino is a newly identified target and is located between the Kombokolo deposit and the Agbarabo Pit. Rhino consists of a package of broadly E-W trending and moderately north dipping volcaniclastic units and a marker ironstone unit which is up to 5 metres thick. Following on from mapping and encouraging surface lithosample results which average 3g/t over a 100 metre area, three reconnaissance diamond holes were drilled during the quarter. The holes confirm up to 34 metres of alteration and mineralisation with localised zones of high sulphide (pyrite) content. Significant results are presented below and will be followed up in 2013; this target has the potential of leap frogging Mengu Hill in the open pit mining schedule:

•	RHDD001: 33.8 metres at 1.37g/t from 26 metres (including 3 metres at 3.89g/t from 55 metres) and 13.3 metres at 1.1g/t from 67.7 metres;

•	RHDD002: 11.9 metres at 2.4g/t from 42 metres;

•	RHDD003: 26.1 metres at 4.3g/t from 26 metres (including 9 metres at 8.51g/t from 38 metres).

Exploration work is also being conducted at Ikamva, Madungu and Agbarabo to determine whether they have the potential to be drill targets.

New projects

Exploration delivered on a key objective during the quarter enlarging the company’s footprint in Central Africa. A new joint venture has been concluded with Kilo Goldmines on 2 056km2 of prospective Archaen age geology over the Northern Ngayu and Isiro greenstone belts in NE DRC. This region’s prospectivity is supported by the work of Kilo Goldmines (KGL) and Loncor, who between them have delineated over 3Moz of gold in the Ngayu belt.

The terms of the agreement provide for Randgold to earn 51% of the joint venture by completing a prefeasibility study within a five year period. KGL can retain its 49% by co-funding the final feasibility. Alternatively, if it does not fund, then Randgold can increase its interest to 65%. Both parties will then fund development. Once one prefeasibility has been completed there are no timing restrictions on continuing exploration on the rest of the lease area.

The permit area is located near the regional town of Isiro, which offers good regional infrastructure, including communications, roads and an airport. This, together with infrastructure from both KGL and Kibali, will help to support Randgold’s exploration programmes.

The initial phase of exploration will encompass a review of the existing data to complete a preliminary interpretation of the geology and potential target areas. A team is already on the ground to commence work including verifying the geology, structure, known gold occurrences, presence of artisanal mine areas, old colonial mines, topography, access and infrastructure which will lead to field work programmes to generate a portfolio of targets.

2013 programme

The 2013 exploration strategy is focused on the following:

•	Complete underground feasibility study at Gounkoto;

•	Pursue additional opportunities in the Loulo and Gounkoto permits;

•	Advance feasibility study at Massawa and continue to explore for 2Moz of non-refractory ore to supplement the Massawa feed;

•	Advance stand-alone targets within Côte d’Ivoire permit portfolio. Maximise exposure in an under explored territory;

•	Define one new satellite open pit deposit at Kibali;

•	Drill test 9000 lode at KCD to convert a further 0.5Moz to underground reserve and continue to evaluate Kibali’s geological potential;

•	Develop portfolio of targets over new joint venture in northeast DRC;

•	Expand exploration footprint in Burkina Faso;

•	Exploit weakness in the junior market to acquire or joint venture projects that meet Randgold’s criteria;

•	Renew effort in Southern Mali;

•	Identify a new potential multi-million ounce world class deposit.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Unaudited quarter ended 31 Dec 2012	Unaudited quarter ended 30 Sep 2012	Unaudited quarter ended 31 Dec 2011 (Restated)+		Unaudited 12 months ended 31 Dec 2012	Audited 12 months ended 31 Dec 2011 (Restated)+
REVENUES
Gold sales on spot	381 598	318 332	311 474		1 317 830	1 127 086
Total revenues	381 598	318 332	311 474		1 317 830	1 127 086

Other income	2 902	5 747	1 090		10 755	4 360

Total income	384 500	324 079	312 564		1 328 585	1 131 446

COST AND EXPENSES

Mine production costs	142 857	117 318	92 793	+	460 322	362 892	+

Movement in production inventory and ore stockpiles	(10 780)	(16 357)	(9 434)		(31 970)	5 047

Depreciation and amortisation	38 256	40 172	7 224		131 741	82 060

Other mining and processing costs	23 935	21 987	21 822		84 182	70 303

Mining and processing costs	194 268	163 120	112 405	+	644 275	520 302	+
Transport and refining costs	933	620	1 335		2 988	2 641
Royalties	19 938	16 185	16 058		67 802	53 841
Exploration and corporate expenditure	6 722	8 766	12 115		40 641	43 925
Other expenses	—	—	8 099		5 437	10 921

Total costs	221 861	188 691	150 012	+	761 143	631 630	+

Finance income	1 329	538	395		2 050	1 015

Finance costs	(1 035)	(61)	(1 571)		(1 200)	(3 597)

Finance income/(costs) – net	294	477	(1 176)		850	(2 582)
Profit before income tax	162 933	135 865	161 376	+	568 292	497 234	+
Income tax expense	(19 383)	(14 516)	(16 699	)+	(57 510)	(55 329	)+
Profit for the period	143 550	121 349	144 677	+	510 782	441 905	+
Other comprehensive income
Gain/(loss) on available-for-sale financial assets	(1 264)	223	(834)		(3 101)	(9 206)
Other comprehensive income/(expense)	(1 264)	223	(834)		(3 101)	(9 206)

Total comprehensive income	142 286	121 572	143 843	+	507 681	432 699	+

Profit attributable to:
Owners of the parent	121 557	103 341	122 278	+	431 801	383 860	+
Non-controlling interests	21 993	18 008	22 399	+	78 981	58 045	+

	143 550	121 349	144 677	+	510 782	441 905	+

Total comprehensive income attributable to:
Owners of the parent	120 293	103 564	121 444	+	428 700	374 654	+
Non-controlling interests	21 993	18 008	22 399	+	78 981	58 045	+

	142 286	121 572	143 843	+	507 681	432 699	+

Basic earnings per share (US$)	1.32	1.12	1.33	+	4.70	4.20	+
Diluted earnings per share (US$)	1.31	1.11	1.32	+	4.65	4.16	+
Average shares in issue (000)	92 055	91 949	91 684		91 911	91 338

These results are presented as the fourth quarter report and preliminary full year results. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2011 except for the change in accounting policy on production-phase stripping cost, and which will form the basis of the 2012 Annual Report. No other new or amended accounting standards effective for 2012 have had a significant impact on the group. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the Annual Report for the year ended 31 December 2011, and any public announcements made by the group during the reporting period. While the information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. Financial statements for the year ended 31 December 2012 will be finalised based on the information presented in this announcement. The Independent Auditors report will be based on those financial statements once complete. The auditors’ report for the year ended 31 December 2011 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting.

+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ of this report for further details). The year ended 31 December 2011 figures are audited, except for the restatement detailed under ‘Change in accounting policy - Production phase stripping costs’.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	Unaudited at 31 Dec 2012	Audited at 31 Dec 2011 (Restated)+
Assets
Non-current assets
Property, plant and equipment	1 742 148	1 291 291	+

Cost	2 111 437	1 528 839	+
Accumulated depreciation and amortisations	(369 289)	(237 548)

Deferred tax	2 678	—
Trade and other receivables	7 969	2 436
Mineral properties	406 000	406 000

Total non-current assets	2 158 795	1 699 727	+

Current assets
Inventories and ore stockpiles	292 299	218 950
Trade and other receivables	285 286	130 988
Cash and cash equivalents	387 288	487 644
Available-for-sale financial assets	3 476	7 498

Total current assets	968 349	845 080

Total assets	3 127 144	2 544 807	+

Equity attributable to owners of the parent	2 619 014	2 191 266	+
Non-controlling interests	166 108	111 950	+

Total equity	2 785 122	2 303 216	+

Non-current liabilities
Loans from minority shareholders	3 249	2 614
Deferred tax	29 355	21 370	+
Long term borrowings	13 296	—
Provision for rehabilitation	60 041	39 809

Total non-current liabilities	105 941	63 793	+

Current liabilities
Trade and other payables	215 761	158 903
Current tax payable	18 842	18 895
Short term portion of long term borrowing	1 478	—

Total current liabilities	236 081	177 798

Total equity and liabilities	3 127 144	2 544 807	+

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ of this report for further details). The year ended 31 December 2011 figures are audited, except for the restatement detailed under ‘Change in accounting policy - Production phase stripping costs’.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Property, plant and equipment at cost increased by US$582.6 million for the year ended 31 December 2012. This can be attributed to continued capital expenditure across the group’s projects and operations. Capital expenditure of US$232.0 million at Loulo related primarily to decline developments at the Yalea and Gara underground mines, as well as stripping costs on the Yalea South pushback being deferred (refer to ‘Change in accounting policy - Production phase stripping costs’ for further details). US$20.0 million was incurred on capital expenditure at Gounkoto, principally relating to site infrastructure, roads, water and crushing facilities.

Capital expenditure of US$35.0 million was spent at the Tongon mine primarily on metallurgical plant and power plant engineering. Capital expenditure at Kibali amounted to US$290.0 million (attributable) and related to construction work on the metallurgical plant, site infrastructure, open pit mining, RAP construction and roads. The group’s capital commitments at

31 December 2012 amounted to US$259.1 million (attributable) with the majority relating to Kibali (US$119.4 million attributable), as well as Loulo (US$91.7 million). The rise in the accumulated depreciation charge year on year of US$131.7 million reflects the increase in production activity across the mines in the group and depreciation charges associated with the Yalea South pushback.

The increase of US$73.3 million in inventories and current ore stockpiles is primarily as a result of the increase in ore stockpiles at operations, increase in stores consumables at Tongon and Loulo due to increased production, as well as a strategic build-up of scarce raw materials and an increase in gold inventory at Loulo, Gounkoto and Tongon.

The increase in trade and other receivables of US$154.3 million since 31 December 2011 is substantially due to an increase in recoverable VAT balances at Loulo, Morila and Kibali. Trade and other receivables at Kibali increased by US$39.0 million (attributable) following the ramp-up in construction and development of the project. The rise is further attributable to the increase in other receivables related to the Gounkoto dividend amounting to US$25.2 million as explained previously in the Q2 report. Trade and other receivables include amounts taken by the State of Mali relating to the disputed tax claims with the State of Mali at Loulo and Morila.

The group had received claims for various taxes from the State of Mali totalling US$86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claim to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue.

The decrease in cash of US$100.4 million since 31 December 2011 largely reflects the group’s continued investment in capital expenditure, the dividend of US$36.7 million which was paid to the company’s shareholders in May 2012, as well as the State of Mali’s portion of the Gounkoto dividends (US$ 24.8 million) which were paid in July and November 2012. The strong cash flows seen from the operations have been invested in the group’s programme of capital projects.

The increase in deferred taxation liability of US$8.0 million year on year mainly relates to the stripping costs that have been deferred at Loulo following the change in accounting policy on 1 January 2012 (refer to ‘Change in accounting policy - Production phase stripping costs’ for further details), net of the release of tax in line with mining during 2012 in the Yalea South section.

The increase in the rehabilitation provisions of US$20.2 million is largely attributable to the increases in the provisions across the operations including at the Loulo mine (up US13.4 million), the Gounkoto mine (up US$2.6 million), the Kibali mine (up US$2.4 million attributable) and the Tongon mine (up US$2.9 million).

The increase in trade and other payables of US$56.9 million since 31 December 2011 is a result of the additional contractors and accruals at the Loulo-Gounkoto complex, at Tongon, as well as at the Kibali project, which reflects the increased production and mining activity as well as the liability that was recognised in relation to the dividend payable to the Malian State (US$25.2 million), as explained previously in the Q3 report.

Current tax payable of US$18.8 million is in line with the prior year and relates to Morila and Loulo. Gounkoto is currently in a tax holiday, following the signing of the mining convention in March 2012. Tongon also benefits from a five-year tax holiday from the commencement of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

US$000	Unaudited 12 months ended 31 Dec 2012	Audited 12 months ended 31 Dec 2011 (Restated)+
Profit after tax	510 782	441 905	+
Income tax expense	57 510	55 329	+

Profit before income tax	568 292	497 234	+
Adjustment for non-cash items	153 362	105 076
Effects of change in operating working capital items	(192 123)	11 529

Receivables	(177 439)	(18 003)
Inventories and ore stockpiles	(73 349)	(14 304)
Trade and other payables	58 665	43 836

Income tax paid#	(35 818)	(31 879)

Net cash generated from operating activities	493 713	581 960	+

Additions to property, plant and equipment	(562 280)	(460 583	)+
Decrease/(increase) in available-for-sale insurance assets	920	(920)

Net cash used by investing activities	(561 360)	(461 503	)+

Proceeds from issue of ordinary shares	14 077	19 227
Increase/(decrease) in long term loans	14 774	(234)
Dividends paid to company’s shareholders	(36 737)	(18 221)
Dividends paid to non-controlling interests	(24 823)	—
Net cash (used by)/generated from financing activities	(32 709)	772
Net increase in cash and cash equivalents	(100 356)	121 229
Cash and cash equivalents at beginning of period	487 644	366 415

Cash and cash equivalents at end of period	387 288	487 644

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ of this report for further details). The year ended 31 December 2011 figures are audited, except for the restatement detailed under ‘Change in accounting policy - Production phase stripping costs’.
#	The 2011 comparatives include immaterial reclassifications between receivables and income tax paid to provide consistent classification with the current year.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves* US$000	Retained earnings+ US$000	Total equity attributable to owners of parent+ US$000	Non- controlling interests+ US$000	Total equity+ US$000
Balance – 31 Dec 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

Fair value movement on available-for-sale financial assets	—	—	—	(9 206)	—	(9 206)	—	(9 206)
Other comprehensive income/(expense)	—	—	—	(9 206)	—	(9 206)	—	(9 206)

Net profit for the period	—	—	—	—	377 084	377 084	56 351	433 435

Total comprehensive income/(expense) for the period	—	—	—	(9 206)	377 084	367 878	56 351	424 229

Share-based payments	—	—	—	23 581	—	23 581	—	23 581
Share options exercised	628 500	32	19 195	—	—	19 227	—	19 227
Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	4 976	(4 976)	—	—	—	—
Shares vested#	6 400	—	448	(448)	—	—	—	—
Dividend relating to 2010	—	—	—	—	(18 221)	(18 221)	—	(18 221)
Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

Balance – 31 Dec 2011 (previously reported and audited)	91 717 070	4 587	1 386 939	40 531	752 433	2 184 490	110 256	2 294 746

Change in accounting policy+	—	—	—	—	6 776	6 776	1 694	8 470

Balance – 31 Dec 2011 (unaudited)	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216

Fair value movement on available-for-sale financial assets	—	—	—	(3 101)	—	(3 101)	—	(3 101)
Other comprehensive income/(expense)	—	—	—	(3 101)	—	(3 101)	—	(3 101)

Net profit for the period	—	—	—	—	431 801	431 801	78 981	510 782

Total comprehensive income/ (expense) for the period	—	—	—	(3 101)	431 801	428 700	78 981	507 681

Share-based payments	—	—	—	21 150	—	21 150	—	21 150
Share options exercised	267 798	13	14 064	—	—	14 077	—	14 077
Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	3 498	(3 498)	—	—	—	—
Shares vested#	76 285	3	4 643	(4 088)	—	558	—	558
Dividend relating to 2011	—	—	—	—	(36 737)	(36 737)	—	(36 737)
Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(24 823)	(24 823)

Balance – 31 Dec 2012 (unaudited)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	166 108	2 785 122

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ of this report for further details).

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2011 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

Previously, total cash cost and cash operating cost only included costs associated with activities at each operating mine. The group has changed the treatment of total cash cost and cash operating cost, by including all costs and activities across the group, after elimination of intra group transactions. This does not impact the individual mines as the adjustment reflects consolidation level adjustments. All comparative periods have been restated accordingly.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies there are no transfers to and from deferred stripping.

Total cash cost per ounce+ is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. As discussed above, the treatment of total cash costs and cash operating costs have been amended and all comparative periods have been adjusted accordingly. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating cost+ and cash operating cost per ounce+ are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity+ is calculated by subtracting total cash costs from gold sales for all periods presented.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012, in addition to the change in measurement noted above. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ of this report for further details).

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

US$000	Unaudited quarter ended 31 Dec 2012	Unaudited quarter ended 30 Sep 2012	Unaudited quarter ended 31 Dec 2011 (Restated)+		Unaudited 12 months ended 31 Dec 2012	Audited 12 months ended 31 Dec 2011 (Restated)+
Gold sales on spot	381 598	318 332	311 474		1 317 830	1 127 086

Gold sales	381 598	318 332	311 474		1 317 830	1 127 086

Mine production costs	142 857	117 318	92 793	+	460 322	362 892	+
Movement in production inventory and ore stockpiles	(10 780)	(16 357)	(9 434)		(31 970)	5 047
Transport and refinery costs	933	620	1 335		2 988	2 641
Royalties	19 938	16 185	16 058		67 802	53 841
Other mining and processing costs	23 935	21 987	21 822		84 182	70 303

Total cash costs	176 883	139 753	122 574	+	583 324	494 724	+

Profit from mining activity	204 715	178 579	188 900	+	734 506	632 362	+

Ounces sold	223 837	194 969	188 271		793 852	718 762

Total cash cost per ounce sold*	790	717	651	+	735	688	+

Cash operating cost per ounce sold*	701	634	566	+	649	613	+

Gold on hand at period end*	15 229	33 025	12 845		15 229	12 845

The previous figures are stated after the effects of restatements to prior periods as detailed under ‘Change in accounting policy - Production phase stripping costs’ as follows:

IMPACT OF IFRIC 20

US$000	Unaudited quarter ended 31 Dec 2012	Unaudited quarter ended 30 Sep 2012	Unaudited quarter ended 31 Dec 2011 (Restated)+	Unaudited 12 months ended 31 Dec 2012	Audited 12 months ended 31 Dec 2011 (Restated)+
Impact on gold sales	—	—	—	—	—
Impact on total cash costs	—	—	(12 100)	—	(12 100)
Impact on profit from mining activity	—	—	12 100	—	12 100
Impact on total cash cost per ounce sold and cash operating cost per ounce sold	—	—	(64)	—	(17)
Impact of change in treatment of total cash cost per ounce sold and cash operating cost per ounce sold
Impact on gold sales	(253)	(1 537)	(2 150)	(1 028)	(4 314)
Impact on total cash costs	(2 898)	(3 854)	(5 851)	(11 306)	(7 690)
Impact on profit from mining activity	2 645	2 317	3 701	10 278	3 376
Impact on total cash cost per ounce sold and cash operating cost per ounce sold	(13)	(20)	(31)	(14)	(11)

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy - Production phase stripping costs’ of this report for further details). The year ended 31 December 2011 figures are audited, except for the restatement detailed under ‘Change in accounting policy - Production phase stripping costs’.
*	Refer to explanation of non-GAAP measures provided, including the change in the treatment of non-GAAP measures for previous periods (refer to previous page).

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which we operate but also of other factors over which we have little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard.

Principal risks and uncertainties are identified when the board, through the business unit or function determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

The following describes the main known principal risks and uncertainties that could materially affect the group. The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented on pages 118 to 124 of the 2011 Annual Report which should be considered along with items 3, 11, 17 and 18 of the 2011 Annual Report on Form-20F, both of which are available on the group’s website www.randgoldresources.com. As we operate in a dynamic and changing environment risks are continually evaluated to ensure the business achieves its strategic objectives, however management believe the principal risks and uncertainties have not changed significantly from those described in the Annual Report and the Annual Report Form 20F. A formal annual risk analysis and review is performed across the business out of which the following key risks were identified.

The principal risks and uncertainties should be considered in connection with any forward looking statements in this document and the cautionary statement below.

EXTERNAL RISKS	IMPACT
Gold price volatility	Earnings and cash flow volatility from sudden or significant declines in the gold price.
Country risk	Inadequate monitoring of in-country political instability and changes to political environment may impact the ability to sustain operations.

Corporate, social and environmental responsibility	Poor management of stakeholder communication and expectations with a lack of community development activities may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions.

Supply routes	Due to the remote location of the operations the disruption of supply route may cause delays with construction and mine activities.

FINANCIAL RISKS	IMPACT
Production and capital cost control	Failure to control cash cost per ounce will result in reduced profits. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses and overspend on projects.

Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required in the long term, to seek funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability.

In-country tax regimes	Failure to adapt or react to changes in tax regimes and regulations may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	IMPACT
Sustained resource and exploration failure	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price.

Environmental, health, safety and security incident	Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations.

Risks associated with underground mining	The group’s underground projects are subject to the risks associated with underground mining which may affect the profitability of the group.

STRATEGIC RISKS	IMPACT
Lack of identification of new exploration targets	Lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

In January 2013, following military conflicts with terrorist insurgents, the Malian State requested the assistance of the French Government to assist the Malian army to repel the insurgents who had been occupying parts of the north of the country and beginning to move towards the southern part of the country. Initial engagement appears to have been successful, and the situation in Bamako is calm and our mine sites are operating normally.

The past year saw another step-up in production across the group resulting in production increasing by 14%. Looking ahead, the group continues to forecast an increasing production profile over the next five years. In 2013, the group forecast production is estimated at 900 000 to 950 000 ounces which is a 13% increase over 2012 at the lower end of the range. The grade of the ore mined is expected to increase relatively steadily throughout the year and as such each successive quarter should be slightly higher than the previous quarter.

Management is targeting total cash cost per ounce for the group, after royalties, of between US$700/oz and US$750/oz for 2013, assuming current prevailing gold and oil prices and Euro-Dollar exchange rates, which have a significant impact on operating costs.

Continued growth in production over the next five years is forecast from increasing grades at the Loulo/Gounkoto complex, with Kibali projected to significantly add to production in 2014.

Given the company’s historical exploration success, the company will again commit significant expenditure to exploration, with corporate and exploration expenses of approximately US$60 million anticipated. Significant capital expenditure will be incurred across the group during the year as part of its planned growth in production, especially on the Kibali gold project in the DRC of approximately US$750 million (100% of project), and the ongoing development of the underground mines at Loulo where total capital at the Loulo/Gounkoto complex is forecast at US$230 million, which includes US$65 million for the paste backfill plant. Project and sustaining capital at Tongon, including a crusher upgrade and gravity concentration circuit is estimated at US$30 million, and US$35 million at Morila, including US$28 million of preproduction costs in respect of the Pit 4S pushback. Total group capital expenditure for 2013 is expected to be approximately US$670 million.

The group’s updated annual reserve statements will be published with the release of its annual report, scheduled for the end of March 2013.

Randgold continues to maintain its focus on organic growth through discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.

The directors confirm to the best of their knowledge that:

a)	These fourth quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
4 February 2013

RANDGOLD RESOURCES NEWS UPDATES

BOARD PROPOSES 25% INCREASE IN DIVIDEND

Randgold Resources’ board of directors has recommended an annual dividend for the period ended 31 December 2012 of US$0.50 per share, up 25% on the US$0.40 per share for the previous year. The board agreed that the resolution for the dividend would be submitted to shareholders for approval at the company’s annual general meeting scheduled for Monday, 29 April 2013. If the dividend is approved by shareholders it is anticipated that payment would be made by the end of May 2013.

Although subject to shareholders approving the resolution to pay a dividend, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the registrars, to be received by Monday, 13 May 2013.

LOULO BEATS TARGET TO CRACK HALF-MILLION OUNCE MARK

Randgold’s flagship Loulo-Gounkoto complex in Mali beat its forecast to produce 503 000 ounces of gold in 2012, taking its place as one of the largest gold mining operations in the world and securing the foundation for the company’s production profile growth for the next 15 to 20 years.

Triumphing over the substantial challenges presented over the past few years by its extensive expansion programme, Loulo ramped up the development of both its underground mines, taking Yalea to full production, and at the same time boosted plant capacity to 4 million tonnes of multiple ore types per year. Setting the seal on the complex’s achievements, Gounkoto paid out US$138 million in dividends after only a year of production.

With stoping now underway at Yalea’s high-grade ‘purple patch’ and an optimal mine design and backfill strategy finalised, Loulo is firmly established as a long-life, high-production operation. And there’s still upside within the existing orebodies, says general manager Chiaka Berthe, with underground exploration continuing at Yalea and Gara, and new targets such as Gara South being investigated.

TONGON BOUNCES BACK AFTER CHALLENGING YEAR

Production at Tongon has returned to normal after a fire in its mill section on 24 December, the latest in a series of setbacks which afflicted the mine in 2012.

Chief among these was the unstable power supply from Côte d’Ivoire’s grid, which disrupted production, impacting on plant availability and recoveries.

The supply of grid power has now improved and the mine has also installed additional generating capacity as back-up. To improve supply stability further, an additional capacitator bank is being installed to absorb over and under voltage deliveries.

General manager Luiz Correia says valuable lessons have been learnt and adversity has forged a new team spirit. “We’ve started the new year with more self-belief and a fixed determination to meet all our targets,” he says.

Chief executive Mark Bristow says Tongon exemplifies the company’s long-range vision as well as its tenacity of purpose.

“It also shows that we’re not shy of taking on challenges. We greenlighted Tongon’s development at a time of political volatility and commissioned it in the climate of confusion created by the disputed presidential elections. Then we had more than the usual start-up problems, compounded last year by the power outages and the fire. But the team has coped admirably with all these issues and I’m confident that they’ll deliver the goods this year,” he says.

KIBALI: THE NEXT BIG STEP IN RANDGOLD’S GROWTH CONTINUUM

As the giant Kibali project rapidly takes shape, four of the men directing its development look at where it’s come from and where it stands. They are group GM evaluation Rod Quick, GM operations Central and East Africa Willem Jacobs, technical and projects executive John Steele and GM Kibali Louis Watum.

Quick: The Kibali story starts with us visiting all known gold deposits in Africa in 2008. On seeing Kibali we immediately knew that if the opportunity presented itself, it was worthy of acquisition.

Jacobs: A key issue from the outset was to get the state as an effective partner, and we achieved that through complete transparency and by meeting all our commitments. By proving to the government that we wanted to get into a tax-paying position as quickly as possible, we were able to move the original first gold date from 2015 to 2013.

Quick: Another important decision at the start was to optimise value through an integrated mining plan involving open pit mining and an underground mine. The underground mine adds impetus to the value curve by accessing and setting up the large lodes for stoping and extraction from the dedicated ore hoisting vertical shaft as early as possible.

Watum: The relocation programme was probably the most complex matter we had to deal with in the early stages — and for us, one of the most rewarding. Thanks to comprehensive engagement with all the affected parties, and by strictly conforming to the letter of all IFC principles and DRC laws, we are successfully executing one of the largest exercises of its kind ever undertaken in Africa. In the process, we are creating a new economic class of owners, and effective working communities, capable of feeding themselves as well as generating economic activity, with proper social systems. As a Congolese from this province, I am proud to be part of this project as it uplifts my people and my country.

Jacobs: The creation of an effective logistics line from Mombasa to the mine site was a major breakthrough. Constructing a mine as large and complex as Kibali would be a logistical challenge in any country – let alone in a remote area such as this. Another challenge was the lack of skills in the area, but we’ve been able to address that in a very short time thanks to our active engagement with the communities and DRC entrepreneurs.

Quick: It’s very satisfying, when one flies into the site, to see the surface layout we planned on paper now taking shape on the ground.

Steele: Kibali’s two ball mills were installed on their foundations in January this year, ahead of schedule, and the open pit mining team has delivered first ore to the ROM pad, establishing the feed stockpiles ahead of the process commissioning. Development of both underground declines has started and the parallel development of the vertical shaft is also progressing with the completion of the earthworks at the shaft platform.

Jacobs: A strong Congolese management team, which lives and breathes the Randgold ethos of being African as well as world-class, is in the making and we have developed meaningful partnerships not only in the DRC but also in East Africa.

Watum: With our construction, mining and social programmes all progressing well, first gold production remains firmly on track for Q4 this year.

COMMITMENT TO SUSTAINABILITY IN ACTION AT KIBALI

Randgold’s real commitment to sustainability is increasingly evident at Kibali as the development of the massive gold project in the Democratic Republic of Congo rapidly grows in size and scale.

Chief executive Mark Bristow says while many companies tend to treat sustainability as a governance issue, Randgold sees it as an integral part of its business and a key component of its partnership philosophy. “We don’t look upon it as a regulatory burden, peripheral to our operations. We place a high premium on all aspects of sustainability because it’s good for business,” he says.

Group GM sustainability Charles Wells points out that with the workforce at Kibali soaring to some 6 000 people, many of whom have no industrial experience, safety is a particularly high priority. “To us, these employees are not just statistics: every one is a member of the Randgold family and we care for them as such,” he says.

Despite the rapid increase in the workforce and the acceleration of activity at the site, safety at Kibali has improved significantly. The Lost Time Injury Frequency Rate dropped from 8.51 in 2011 to 2.48 in 2012 under the guidance of the highly experienced safety, health and environment manager, Eghard Voigt, whose focus is now to ensure this improvement continues.

Another important facet of sustainability, says Wells, is the company’s relationship with the community. “We don’t see the community as a third party which has to be placated, but as a full and valued partner in our business,” he says. “That’s why we recruit and train local people. Kibali, like all our other mines, will eventually be operated and managed almost entirely by nationals, many of them drawn from the surrounding community.”

The effectiveness of the partnership approach is evident in the smooth execution of the relocation programme which is settling villagers from the mine site in the new model village of Kokiza. Last year alone, more than 1 200 families were relocated on schedule, thanks largely to the capable handling of Kibali social manager Cyrille Mutombo (see profile below).

“We also invest in community development projects, not as charity but as part of the sustainability process. At Kibali, for example, we’re helping people to move up from subsistence to commercial farming through the provision of training, fields and seed. This we hope will not only offset the unavoidable environmental impact of mining activities but will create agribusinesses that will continue long after the mining is done,” he says.

CYRILLE MUTOMBO

Cyrille is a senior development practitioner with more than 10 years’ experience in various parts of Africa. He holds an honours degree in economics from the Catholic University of Congo and a masters’ degree in development studies from the University of the Witwatersrand in South Africa. His areas of expertise include community engagement, sustainable development, social and environmental impact assessment, environmental management, resettlement and agribusiness.

BUCKING THE CASH COST CURVE

At a time when the gold mining industry is experiencing an apparently inexorable rise in costs, Randgold has positioned itself in the lowest cash cost quartile through a consistent containment and reduction strategy.

The industry has had to contend with significant cash operating cost and capex escalations in recent years, fuelled by a combination of declining grades, labour cost inflation and higher input costs, mainly from steel and energy pricing. With cash costs rising faster than the gold price, a large sector of the industry is experiencing significant margin erosion.

“If gold miners are not to suffer a similar fate as the unprofitable platinum producers, they’re going to have to take an unblinkered look at the way they run their businesses,” says Randgold chief executive Mark Bristow. “Too many still have no long-term strategy, and simply follow market trends instead of looking for ways to ensure the sustainability of their operations. Where there’s no innovation, no entrepreneurial spirit, no vision of the future, the result is sterility and eventually decay.”

Graham Shuttleworth, Randgold’s chief financial officer, reinforces the point by explaining that the group actively manages its costs by focusing on the quality of its assets and keeping a tight rein on cost drivers. “We constantly review how we do business and do not tolerate wastage or inefficiency.”

“Grade is a key factor and our average head grade of production is expected to increase steadily over the next two years. Fuel is forecast to reduce from approximately 25% of operating costs to 20% over the next three years, and power costs across the group are expected to come down by around 30% from 2012 to 2015. At present, some 40% of our operating costs are euro-denominated but this is expected to drop to a third when Kibali comes into production. Direct payroll costs make up only 5% of our total operating costs, and including mining contractors accounts for less than 15% of this amount,” he says.

Over and above total cash costs, there are three additional baskets of costs that make up Randgold’s all-in costs:

•

Corporate and exploration costs which are effectively R&D, focused on the future growth of the business. Randgold has traditionally managed these well. Total corporate and exploration costs divided by the number of reserve ounces it has discovered, comes to little more than US$16/oz.

•	Depreciation and amortisation charges can be significantly higher if a company has had to buy in its reserves instead of discovering them.

•

Randgold’s tax charge will increase over the next five years as Gounkoto and Tongon come out of their tax holidays but, says Shuttleworth, all-in costs are expected to stay below US$1 000/oz, setting Randgold well apart from the rest of the industry.

SEEKING CLEANER, CHEAPER POWER

With diesel a major component of its overall costs, Randgold is actively seeking to reduce the price of power at its operations while at the same time moving to renewable forms of power generation to reduce its carbon footprint.

At the Kibali project, the first of four run-of-river hydro-electric generating stations is currently being built. Although the mine will eventually run on a mix of high-speed diesel generated and hydropower, overall cost is expected to be approximately US 10c/kWh.

At Tongon, there have been some stability issues with Côte d’Ivoire’s grid supply but steps have been taken to minimise disruption while still taking advantage of the cheaper hydropower. Although on a mix of grid and diesel power during 2012, the cost is expected to reduce by approximately 20% as more grid power is utilised in 2013.

Morila currently runs medium-speed diesel generators but this should drop significantly as production shifts from stockpiled dumps to Tailings Storage Facility (TSF) treatment. Morila plans to connect to the Mali grid supply which is being extended past the mine. This will allow it to reduce power costs by up to 50%.

Loulo runs a mix of medium and high-speed diesel generating sets. The strategy here is to reduce cost by switching the medium-speed fuel to Heavy Fuel Oil (HFO) while negotiating the development of access to Mali’s hydropower grid. The transition to HFO should reduce the site generating cost by 16% and if some hydropower could be brought on stream this could be further reduced.

Similarly at Massawa, access to Senegalese hydropower is essential to the project and is currently being investigated.

INVESTOR DAYS PROVE A BIG HIT WITH ANALYSTS

The investor days held at the end of last year in New York, Toronto and London proved to be a successful new platform for Randgold to engage with analysts, shareholders and other members of the investment community.

The events were very well attended and comprised high-level, detailed presentations by many of the company’s senior management. Chief executive Mark Bristow said that in the light of the positive feedback received from the participants these forums would become a regular feature in Randgold’s investors’ communication programme, with a view to holding them every two years.

Here is what some of the participants had to say:

“Great session with passionate presenters enthusiastically discussing value creation from a set of quality assets…the entire morning demonstrated what makes Randgold unique among gold producers.”

“This was an excellent event. Deep understanding of projects and management depth. Very useful and distinguishing of Randgold’s unique positioning and execution. Please invite again.”

MANAGEMENT DEVELOPMENT

As part of its ongoing human capital development programme, Randgold has hosted a week-long course on finance for non-financial managers presented by the University of Cape Town’s Graduate School of Business Administration in Bamako. The course was attended by 30 managers and supervisors drawn from all Randgold’s operations as well as four invited representatives from the Malian directorate and ministry of mines and the principal and director of management studies of Mali’s Institute of Advanced Studies in Management. The course was designed to give Randgold’s attendees a working knowledge of financial concepts and statements and to show them the effect operational management decisions have on the company’s financial performance.

RANDGOLD STRENGTHENS BOARD

Jeanine Mabunda Lioko

Randgold Resources has appointed Jeanine Mabunda Lioko as an independent non-executive director with effect from 28 January 2013.

Ms Lioko has held various management and technical positions in the Democratic Republic of the Congo’s finance industry, including working for Citigroup. In 1998, she became an advisor to the cabinet of the Governor of Banque Centrale du Congo where she was involved in the ongoing negotiations with the IMF and World Bank as well as participating in the Kimberley Process.

From February 2007 to March 2012, she was the Minister of Portfolio of the DRC and now is a serving member of the National Assembly of the DRC, representing the Equateur Province.

She was educated in Brussels, Belgium, and holds a degree in law from the Catholic University of Louvain and a postgraduate degree in Commercial Science from the ICHEC Brussels Management School.

Welcoming her to the board, Randgold chairman Philippe Liétard said Jeanine is a highly respected professional, with many years’ experience in both the private and public sectors, and a deep knowledge of the African environment within which the company operated.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s Annual Report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.